EXHIBIT 21

Argan, Inc. and Subsidiaries

List of Subsidiaries

January 31, 2014

State of
Name of Subsidiary	Formation
Southern Maryland Cable, Inc.	Delaware
Gemma Power Systems, LLC	Connecticut
Gemma Power, Inc.	Connecticut
Gemma Power Systems California, Inc.	California
Gemma Power Hartford, LLC	Connecticut
Gemma Renewable Power, LLC	Delaware
Gemma Plant Operations, LLC	Delaware
Gemma-Lane Liberty Partners (1)
Gemma-Lane Patriot Partners (1)

Note (1)	These subsidiaries represent contractual joint ventures formed by written agreements that outline the terms under which the venture partners will work together for the completion of a particular construction project. They are not legal entities.